CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2015

1. Organization and Summary of Significant Accounting Policies

The Company

Credit Suisse Prime Securities Services (USA), LLC (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. ("CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

On June 5, 2009 the Company was formed and organized under the laws of the State of Delaware.

The Company is a U.S. registered non-clearing broker-dealer that is engaged in the business of borrowing securities from Credit Suisse Securities (USA), LLC ("CS Securities") and lending securities to third parties. The Company provides its services to certain CS Securities clients.

Significant Accounting Policies

Basis of financial information. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Cash. Cash is a demand deposit held in a bank.

Collateralized short-term financing. The Company enters into securities borrowed and securities loaned transactions to accommodate clients. Securities borrowed and securities loaned that are cash-collateralized are included in the statement of financial condition at amounts equal to the cash advanced or received. If securities received in a securities lending transaction as collateral may be sold or repledged, they are recorded as securities received as collateral in the statement of financial condition at the fair value of the collateral received and a corresponding obligation to return the securities received as collateral is recorded. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral deposited or obtained as necessary. All of the Company's securities are carried at fair value. See Note 2 for more information.

Other liabilities. Other liabilities primarily include accruals for taxes, management fees and other operating expenses.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2015

1. Organization and Summary of Significant Accounting Policies (Continued)

Deferred taxes. The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement. See Note 9 for more information.

The Company follows the accounting guidance for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company determines whether it is more likely than not that an income tax position will be sustained upon examination based on the technical merits of the position. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the statement of financial condition. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

STANDARDS ADOPTED IN THE CURRENT PERIOD

ASC Topic 860 – Transfers and Servicing

In June 2014, the FASB issued ASU 2014-11, "Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" ("ASU 2014-11"), an update to Topic 860 – Transfers and Servicing. ASU 2014-11 amends the accounting guidance for repurchase-to-maturity transactions and repurchase financing arrangements. As a result of these amendments, repurchase-to-maturity transactions will be reported as secured borrowings. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also specify new disclosures that entities must include. ASU 2014-11 is effective for interim and annual periods beginning after December 15, 2014. The adoption of ASU 2014-11 did not have a material impact on the Company's statement of financial condition.

2. Fair Value of Financial Instruments

Fair Value Measurement

The majority of the Company's fair valued assets and liabilities are based on quoted prices in active markets or observable inputs.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2015

2.   **Fair Value of Financial Instruments (Continued)**

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

December 31, 2015	Level 1	Level 2	Level 3	Total at fair value
Assets		(In thousands)		
Securities received as collateral:				
Debt	$ 499,997	$ 186,611	$ -	$ 686,608
Equity	24,391,687	-	-	24,391,687
Total securities received as collateral at fair value...	$ 24,891,684	$ 186,611	$ -	$ 25,078,295
Liabilities				
Obligation to return securities received as collateral:				
Debt	$ 499,997	$ 186,611	$ -	$ 686,608
Equity	24,391,687	-	-	24,391,687
Total obligation to return securities received as collateral at fair value	$ 24,891,684	$ 186,611	$ -	$ 25,078,295

Transfers between Level 1 and Level 2

There were no transfers between level 1 and level 2 during the year ended December 31, 2015.

Qualitative Disclosures of Valuation Techniques

The Company's financial instruments carried at fair value consist of securities received as collateral that are primarily traded on public stock exchanges, for which quoted prices are readily and regularly available.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2015

2. **Fair Value of Financial Instruments (Continued)**

Leveling of Assets and Liabilities not at Fair Value where a Fair Value is Disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition.

December 31, 2015	Carrying Value	Fair Value			
		Level 1	Level 2	Level 3	Total
Financial assets			(In thousands)		
Cash	$ 21,237	$ 21,237	$ -	$ -	$ 21,237
Securities borrowed from affiliate	2,584,663	-	2,584,663	-	2,584,663
Receivable from affiliate	1,679	-	1,679	-	1,679
Total financial assets	$ 2,607,579	$ 21,237	$ 2,586,342	$ -	$ 2,607,579
Financial liabilities					
Securities loaned	$ 2,322,663	$ -	$ 2,322,663	$ -	$ 2,322,663
Other liabilities	17,552	-	17,552	-	17,552
Total financial liabilities	$ 2,340,215	$ -	$ 2,340,215	$ -	$ 2,340,215

For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

3. **Related Party Transactions**

In the ordinary course of business, the Company enters into significant operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2015:

ASSETS

	(In thousands)
Securities borrowed from affiliate	$ 2,584,663
Receivable from affiliate	1,679
Total assets	$ 2,586,342

LIABILITIES

Payable to affiliates (included within other liabilities)	$ 16,750
Taxes payable to affiliates (included within other liabilities)	759
Total liabilities	$ 17,509

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2015

3. Related Party Transactions (Continued)

All of the obligations of the Company are guaranteed by Credit Suisse AG.

As of December 31, 2015, the fair value of securities collateral that the Company provided to affiliates was $25,078 million and the fair value of securities borrowed is $26,840 million.

For the year ended December 31, 2015, the Company received approximately $2.6 billion of securities as collateral and related obligations to return securities through migration of customers from Credit Suisse Securities (Europe), Ltd.

The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA, respectively. See Note 9 for more information.

4. Assets Assigned or Pledged

As part of the Company's financing activities, the Company uses securities as collateral to support various secured financing transactions. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the securities received by the Company as of December 31, 2015:

	December 31, 2015
	(In thousands)
Total assets pledged or assigned as collateral by the Company all of which was encumbered...	$ 25,078,295
Fair value of the collateral received by the Company with the right to sell or repledge..........	$ 51,918,057
of which was sold or repledged...	$ 51,605,417

5. Offsetting of Financial Assets and Financial Liabilities

The disclosures set out in the tables below include securities lending and borrowing transactions that are offset in the Company's statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's statement of financial condition. Similar agreements include global master securities lending agreements.

Securities lending and borrowing transactions

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to International Swaps and Derivatives Association ("ISDA") Master Agreements. These agreements provide for the net settlement of all contracts under the agreement through a single payment in the event of default or termination under the agreement. In certain situations, for

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2015

5. Offsetting of Financial Assets and Financial Liabilities (Continued)

example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under such agreements are netted in the statement of financial condition if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the statement of financial condition.

Offsetting of securities borrowing transactions

The following table presents the gross amount of securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, and the net amount presented in the statement of financial condition.

December 31, 2015	Gross	Offsetting	Net
	(In thousands)		
Securities borrowed from affiliate	$ 2,584,663	$ -	$ 2,584,663
Total subject to enforceable MNA	$ 2,584,663	$ -	$ 2,584,663

Offsetting of securities lending transactions

The following table presents the gross amount of securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities lending transactions not subject to master netting agreements and the net amount presented in the statement of financial condition.

December 31, 2015	Gross	Offsetting	Net
	(In thousands)		
Securities loaned	$ 2,322,663	$ -	$ 2,322,663
Obligation to return securities received as collateral	16,001,322	-	16,001,322
Total subject to enforceable MNA	18,323,985	-	18,323,985
Total not subject to enforceable MNA (1)	9,076,973	-	9,076,973
Total	$ 27,400,958	$ -	$ 27,400,958
of which securities lending transactions	2,322,663	-	2,322,663
of which obligation to return securities received as collateral, at fair value	25,078,295	-	25,078,295

_____

(1) Represents securities loaned transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2015

5. Offsetting of Financial Assets and Financial Liabilities (Continued)

Amount not offset in the statement of financial condition

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the statement of financial condition. The table excludes securities borrowing and lending transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of the master netting agreements is not in place.

	Net	Financial Instruments (1)	Cash collateral received/ pledged (1)	Net exposure
December 31, 2015		(in thousands)		
Financial assets subject to enforceable MNA				
Securities borrowed from affiliate	$ 2,584,663	$ 2,584,663	$ -	$ -
Total financial assets subject to enforceable MNA	$ 2,584,663	$ 2,584,663	$ -	$ -
Financial liabilities subject to enforceable MNA				
Securities loaned	$ 2,322,663	$ 2,322,565	$ -	$ 98
Obligation to return securities received as collateral, at fair value	16,001,322	15,393,895	-	607,427
Total financial liabilities subject to enforceable MNA	$ 18,323,985	$ 17,716,460	$ -	$ 607,525

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

6. Transfers of Financial Assets

Securities lending transactions accounted for as secured borrowings

For securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities lending transactions represent collateralized financing transactions used to earn interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by equity securities and contain on-demand terms.

In the event of the Company's default or a decline in fair value of collateral pledged, the security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

The following tables provide the gross obligation relating to securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2015.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2015

6. Transfers of Financial Assets (Continued)

Securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged

	December 31, 2015
	(In thousands)
Equity securities..	$ 2,322,663
Securities lending transactions..	2,322,663
Equity securities..	25,078,295
Obligation to return securities received as collateral, at fair value.........................	25,078,295
Total..	$ 27,400,958

Securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity

		Remaining contractual maturities			
As of December 31, 2015	**On demand**	**Up to 30 days**	**30 to 90 days**	**More than 90 days**	**Total**
		(In thousands)			
Securities lending transactions....................	$ 2,322,663	$ -	$ -	$ -	$ 2,322,663
Obligation to return securities received as collateral, at fair value.........................	25,078,295	-	-	-	25,078,295
Total..	$27,400,958	$ -	$ -	$ -	$27,400,958

7. Concentrations of Credit Risk

As a U.S. registered non-clearing broker-dealer, the Company is engaged in financing activities for hedge fund clients. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. The Company uses various means to manage its credit risk. The creditworthiness of the counterparty is analyzed at the outset of a credit relationship with the Company. The counterparty is subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for the counterparty. As of December 31, 2015, the Company did not have any significant concentrations of credit risk.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Concluded)
December 31, 2015

8.   Net Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions or $250 thousand, whichever is greater. As of December 31, 2015, the Company's net capital of $250.8 million was in excess of the SEC's minimum requirement by $250.6 million.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2015, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

9.   Income Taxes

The Company is a single member limited liability company and is treated as a division of CS USA for tax purposes. The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

As of December 31, 2015, the Company had no deferred tax assets or liabilities.

The Company remains open to examination from either federal, New York State or New York City jurisdictions for the years 2009 and forward. The Company does not anticipate any settlements that would result in a material change to its statement of financial condition.

As of December 31, 2015, the Company has reviewed its tax positions and has not identified any unrecognized tax benefits.

10. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as a U.S. registered broker-dealer that would result in a material adverse effect on the Company's financial position.

11. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2015 through the date of issuance of the statement of financial condition on February 26, 2016.